UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 4, 2026

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 4 August 2026 – On 6 May 2026, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026.

Under the programme initiated 6 May 2026, Novo Nordisk will repurchase B shares for an amount up to DKK 11,200,000,010.45 in the period from 6 May 2026 to 1 February 2027.

Since the announcement 27 July 2026, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	11,160,000		3,362,368,903
27 July 2026	195,000	324.55	63,286,944
28 July 2026	190,000	330.16	62,729,800
29 July 2026	185,000	335.98	62,155,883
30 July 2026	185,000	333.15	61,632,345
31 July 2026	200,000	315.08	63,016,376
3 August 2026	190,000	305.61	58,066,217
Accumulated under the programme	12,305,000		3,733,256,468

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 44,249,480 B shares of DKK 0.10 as treasury shares, corresponding to 1.0% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12- month period beginning 4 February 2026. As of 3 August 2026, Novo Nordisk has since 4 February 2026 repurchased a total 27,064,179 B shares at an average share price of DKK 278.35 per B share equal to a transaction value of DKK 7,533,256,457.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	USMediaRelations@novonordisk.com

Investors:
Michael Novod	Sina Meyer
+45 3075 6050	+45 3079 6656
nvno@novonordisk.com	azey@novonordisk.com

Max Ung	Christoffer Sho Togo Tullin
+45 3077 6414	+45 3079 1471
mxun@novonordisk.com	cftu@novonordisk.com

Alex Bruce	Mads Berner Bruun
+45 3444 2613	+45 3075 2936
axeu@novonordisk.com	mbbz@novonordisk.com

Ida Schaap Melvold	Frederik Taylor Pitter (US)
+45 3077 5649	+1 609 613 0568
idmg@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 46 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 4, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer